UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January  2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re Interactive Data Corporation

15 January 2010

PEARSON PLC - STATEMENT REGARDING INTERACTIVE DATA CORPORATION

Following recent press reports, Pearson and Interactive Data Corporation are today confirming that the Board of Interactive Data is currently undertaking a preliminary review of strategic alternatives for the company.

Pearson owns approximately 61% of Interactive Data, a leading provider of financial market data, analytics and related solutions.

Pearson and Interactive Data can give no assurance on the potential outcome or timing of this review process, and do not intend to make any further statements unless and until it becomes appropriate to do so.

ENDS

For more information:

Simon Mays-Smith/ Charles Goldsmith                 + 44 (0) 20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  15 January, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary